September 13, 2019

Paul DiPerna
Chief Executive Officer
Modular Medical, Inc.
800 West Valley Parkway, Suite 203
Escondido, CA 92025

       Re: Modular Medical, Inc.
           Form 10-K for the Fiscal Year Ended March 31, 2019
           Filed June 27, 2019
           Amendment No. 1 to Form 10-Q for the Quarterly Period Ended June 30, 2019
           Filed August 21, 2019
           File No. 000-49671

Dear Mr. DiPerna:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-Q for the Quarterly Period Ended June 30, 2019

Note 1 - Organization and Summary of Significant Accounting Policies Earnings Per Share ("EPS"), page 9

1. We note that you do not quantify the amount of securities that could potentially dilute basic EPS in the future as required by ASC 260-10-50-1(c). Please revise future filings to include this information.
Item 4. Controls and Procedures, page 15

2. We note the disclosures presented in this section relating to management's assessment of the effectiveness of your internal control over financial reporting
(ICFR) at March 31,
      2019 and management's conclusion that your ICFR was not effective at that date. Please amend your Form 10-Q to provide the required disclosure regarding the conclusion of
 Paul DiPerna
Modular Medical, Inc.
September 13, 2019
Page 2
      your principal executive and principal financial officers on the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report (i.e.,
      June 30, 2019), based on the evaluation of these controls and procedures required by
      Exchange Act Rules 13a-15 and 15d-15. Please note that the disclosures outlined in Item
      307 of Regulation S-K and required by Item 4 of Form 10-Q are separate from the annual
      ICFR disclosures required by Item 308(a) of Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Gary Newberry at (202) 551-3761 or Lynn Dicker, Senior Accountant, at (202) 551-3616 with any questions.



                                                            Sincerely,
FirstName LastNamePaul DiPerna
                                                            Division of
Corporation Finance
Comapany NameModular Medical, Inc.
                                                            Office of
Electronics and Machinery
September 13, 2019 Page 2
cc:       Lawrence G. Nusbaum, Esq.
FirstName LastName